Filed by: SICOR Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed

pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: SICOR Inc.

Commission File No. 0-18549

News Release

Contact:	Laurie W. Little

SICOR Inc.

(949) 455-4879

FOR IMMEDIATE RELEASE

SICOR STOCKHOLDERS APPROVE MERGER WITH TEVA

IRVINE, CA – January 16, 2004 — SICOR Inc. (Nasdaq:SCRI) announced that at a special meeting held today, its stockholders voted to approve the proposed merger with Teva Pharmaceutical Industries Limited. Under the terms of the merger, SICOR will become a wholly owned subsidiary of Teva.

The merger was approved by nearly all of the votes cast, with a significant majority of outstanding shares voted. Based on preliminary results, out of the 82.7 million shares voted, approximately 99.8 percent were voted in favor of the merger. The merger is expected to be completed in the first quarter of this year, subject to expiration of the waiting period under the U.S. Hart-Scott-Rodino Act and other customary closing conditions.

SICOR Inc. is a vertically integrated, multinational pharmaceutical company that focuses on generic finished dosage injectable pharmaceuticals, active pharmaceutical ingredients, or APIs, and generic biopharmaceuticals. Using internal research and development capabilities, together with operational flexibility and manufacturing and regulatory expertise, SICOR is able to take a wide variety of products from the laboratory to the worldwide market. Leveraging these capabilities, SICOR concentrates on products and technologies that present significant barriers to entry or offer first-to-market opportunities. SICOR operates several manufacturing facilities in the U.S., Western and Eastern Europe and Mexico, while maintaining its corporate headquarters in Irvine, California. For more information, please visit our website at www.sicor.com.

Forward Looking Statement

This press release contains forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in the forward-looking statements, including if the acquisition will obtain regulatory approval under Hart-Scott-Rodino and other regulatory approvals, whether the waiting periods for such approvals will be extended due to requests for additional information, whether SICOR Inc. will successfully complete the transaction and those matters set forth in the risk factors section of Teva’s Amendment to Registration Statement on Form F-4 filed with the Securities and Exchange Commission on December 12, 2003 relating to Teva’s acquisition of SICOR Inc. These forward-looking statements represent the SICOR Inc.’s judgment as of the date of this press release. SICOR Inc. disclaims any intent or obligation to update these forward-looking statements.

Additional Information About the Merger and Where to Find It

This news release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any Teva shares, and is not a solicitation of a proxy. In connection with the proposed merger, Teva Pharmaceutical Industries Limited and SICOR Inc. filed a definitive proxy statement/prospectus with the Securities Exchange Commission on December 12, 2003, as part of an Amendment to Registration Statement on Form F-4. Investors and security holders are advised to read the definitive joint proxy statement/prospectus dated December 12, 2003, because important information is contained therein. The definitive proxy statement/prospectus has been sent to stockholders of SICOR Inc. in connection with the solicitation of their approval of the proposed merger of SICOR Inc. with a subsidiary of Teva Pharmaceutical Industries Limited. You may obtain a free copy of the Amendment to Registration Statement on Form F-4 and other documents filed by the companies with the Commission at the Commission’s website at http://www.sec.gov. The Amendment to Registration Statement also is available from Teva by contacting Teva Pharmaceutical Industries Limited, 5 Basel St. Petach Tikva 49131, Israel, Attention: Investor Relations (972-3-926-7554) and from SICOR Inc. by contacting SICOR Inc., 19 Hughes, Irvine, CA 92618, Attention: Investor Relations (949) 455-4879.

Teva Pharmaceutical Industries Limited and SICOR Inc., and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of SICOR Inc. in connection with the merger. Information about the directors and executive officers of SICOR Inc. and their interests in the merger, including their ownership of SICOR Inc., is set forth in the proxy statement for SICOR Inc.’s 2003 annual meeting of stockholders. Information about the directors and executive officers of Teva Pharmaceutical Industries Limited and their interests in the merger, including their ownership of Teva Pharmaceutical Industries Limited stock, is set forth in its annual report on Form 20-F for the year ended December 31, 2002. Investors may obtain additional information regarding the interests of such participants in the merger by reading the proxy statement/prospectus.

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